UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

 TURKCELL ILETISIM HIZMETLERI A.Ş.

(Name of Issuer)

Ordinary Shares, nominal value TRY 1.000 per share

(Title of Class of Securities)

900111204

(CUSIP Number)

Tuvan Yalim

Kabine Hukuk Bürosu

Büyükdere Cad. No.: 201

D:68 34394

Levent, Istanbul, Turkey

Tel: +90 212 278 64 13

Fax: +90 212 324 78 25

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 22, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 900111204	Schedule 13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mehmet Emin Karamehmet
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒(1) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Turkey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 995,509.667
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 995,509.667
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 995,509.667
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05% of ordinary shares(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	See Item 5 of this Amendment No. 2.

(2)	Based on 2,200,000,000 ordinary shares outstanding as of December 31, 2019, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2020.

CUSIP No. 900111204	Schedule 13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Buselten Finance S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒(1) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 995,509.667
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 995,509.667
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 995,509.667
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05% of ordinary shares(2)
14	TYPE OF REPORTING PERSON (See Instructions) HC

(1)	See Item 5 of this Amendment No. 2.

(2)	Based on 2,200,000,000 ordinary shares outstanding as of December 31, 2019, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2020.

CUSIP No. 900111204	Schedule 13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Karamko Imalat Ziraat Endustri ve Ticaret A.S.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒(1) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Turkey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 995,509.667
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 995,509.667
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 995,509.667
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05% of ordinary shares(2)
14	TYPE OF REPORTING PERSON (See Instructions) HC

(1)	See Item 5 of this Amendment No. 2.

(2)	Based on 2,200,000,000 ordinary shares outstanding as of December 31, 2019, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2020.

CUSIP No. 900111204	Schedule 13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cukurova Holding A.S.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒(1) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Turkey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 995,509.667
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 995,509.667
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 995,509.667
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05% of ordinary shares(2)
14	TYPE OF REPORTING PERSON (See Instructions) HC

(1)	See Item 5 of this Amendment No. 2.

(2)	Based on 2,200,000,000 ordinary shares outstanding as of December 31, 2019, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2020.

CUSIP No. 900111204	Schedule 13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cukurova Finance International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒(1) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% of ordinary shares(2)
14	TYPE OF REPORTING PERSON (See Instructions) HC

(1)	See Item 5 of this Amendment No. 2.

(2)	Based on 2,200,000,000 ordinary shares outstanding as of December 31, 2019, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2020.

CUSIP No. 900111204	Schedule 13D/A

Item 1. Security and Issuer.

This amendment no. 2 (this “Amendment No. 2”) to the statement on Schedule 13D relates to the ordinary shares, nominal value TRY 1.000 per share (the “Shares”), of Turkcell Iletisim Hizmetleri A.S. (“Turkcell”). The initial statement on Schedule 13D, previously filed jointly by Mehmet Emin Karamehmet, Buselten Finance S.A. (“Buselten”), Karamko Imalat Ziraat Endustri ve Ticaret A.S. (“Karamko”), Cukurova Holding A.S. (“Cukurova Holding”), Cukurova Finance International Limited (“Cukurova Finance International”), Cukurova Telecom Holdings Limited, Turkcell Holding A.S. and Cukurova Investments N.V. on December 5, 2005 (the “Initial Schedule 13D”), as amended by Amendment No. 1 thereto, previously filed jointly by Mehmet Emin Karamehmet, Buselten, Karamko, Cukurova Holding and Cukurova Finance International on June 19, 2020, is hereby further amended and supplemented with respect to the items set forth in this Amendment No. 2. The address of the principal executive office of Turkcell is Turkcell Kucukyali Plaza, Aydinevler Mahallesi Inonu Caddesi No. 20 Kucukyali Ofispark Maltepe, Istanbul, Turkey.

As of the date of this Amendment No. 2, Mehmet Emin Karamehmet, Buselten, Karamko, Cukurova Holding and Cukurova Finance International are no longer beneficial owners of more than 5% of Shares or any other class of equity securities of Turkcell. This Amendment No. 2 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Except as provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Each capitalized term used and not defined herein shall have the meaning ascribed to it in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

Following the Completion, on October 22, 2020, Cukurova Telecom Holdings divested of all of its interest in Turkcell Holding (and, therefore, all 1,122,000,000.24 Shares held indirectly by Cukurova Finance International) by selling all its Shares to TVF BTIH. The total consideration for the sale and purchase of such Shares was US$2,430,073,592.00, which was paid by TVF BTIH by way of issue to Cukurova Telecom Holdings of Loan Note 1 in the amount of US$825,497,091.00 (as previously assigned by Cukurova Telecom Holdings to IMTIS Holdings at the direction of Alfa Telecom Turkey) and Loan Note 2 in the amount of US$1,604,576,501.00.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

The information reported in response to Item 3 hereto regarding the Completion, which is incorporated by reference in response to this Item 4.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) – (b) Each of Mehmet Emin Karamehmet, Buselten, Karamko and Cukurova Holding may be deemed a beneficial owner, and to share power to vote or direct the vote or to dispose or direct the disposition, of the 995,509.667 Shares directly held by Cukurova Holding, representing less than 1% of the total number of the issued and outstanding Shares. Cukurova Finance International does not beneficially own any Shares.

To the best of the Reporting Persons’ knowledge, none of the persons named in Item 2 has the sole or shared power to vote or direct the voting of, or to dispose or direct the disposition of, any Shares, except that:

•	Semra Gökalp directly owns 96.45 Shares, representing less than 1% of the issued and outstanding Shares; and

•	Hikmet Yasemin Çetinalp directly owns 0.92 Shares, representing less than 1% of the issued and outstanding Shares.

(c) Other than as described in Item 4, to the best of the Reporting Persons’ knowledge, there have been no transactions effected with respect to any Shares during the past 60 days by any of the persons named in response to Item 2.

CUSIP No. 900111204	Schedule 13D/A

(d) To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by them.

(e) Following the Completion, on October 22, 2020, Mehmet Emin Karamehmet, Buselten, Karamko, Cukurova Holding and Cukurova Finance International ceased to beneficially own more than 5% of the Shares or any other class of equity securities of Turkcell.

CUSIP No. 900111204	Schedule 13D/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Date: October 23, 2020	MEHMET EMIN KARAMEHMET

	By:	/s/ Mehmet Emin Karamehmet

Date: October 23, 2020	BUSELTEN FINANCE S.A.

	By:	/s/ Zekiye Boyali
	Name:	Zekiye Boyali
	Title:	Power of Attorney

Date: October 23, 2020	KARAMKO IMALAT ZIRAAT ENDUSTRI VE TICARET A.S.

	By:	/s/ Mehmet Emin Karamehmet
	Name:	Mehmet Emin Karamehmet
	Title:	Director

Date: October 23, 2020	CUKUROVA HOLDING A.S.

	By:	/s/ Fikri Şadi Gücüm
	Name:	Fikri Şadi Gücüm
	Title:	Director

	By:	/s/ Mehmet Ali Karamehmet
	Name:	Mehmet Ali Karamehmet
	Title:	Director

Date: October 23, 2020	CUKUROVA FINANCE INTERNATIONAL LIMITED

	By:	/s/ Hikmet Yasemin Cetinalp
	Name:	Hikmet Yasemin Cetinalp
	Title:	Sole Director